Filed by Sanofi-Synthélabo
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: January 26, 2004

ON JANUARY 26, 2004, SANOFI-SYNTHÉLABO ISSUED THE FOLLOWING PRESS RELEASE:

* * * *

~ Relations Investisseurs

Sanofi-Synthélabo annonce une offre sur les actions d’Aventis

Un projet stratégique pour une croissance
forte, durable et profitable

•	N°1 de la pharmacie en Europe, N°3 dans le monde
•	Un important portefeuille de médicaments en progression rapide
•	3ème budget de R&D de l’industrie et près de 60 projets en phase avancée
•	Des synergies prévues de 1,6 milliard € par an avant impôt
•	Pour 6 actions Aventis apportées à l’offre principale : 5 actions Sanofi-Synthélabo et 69 € en numéraire[1]
•	Une offre attractive : prime de 15,2%[5]
•	Une opération relutive sur le résultat net ajusté dès 2004

Paris, France — 26 janvier 2004 — SANOFI-SYNTHELABO (PARIS: SAN, NYSE: SNY) a annoncé une offre en titres et numéraire sur les actions d’AVENTIS (PARIS: AVE, FRANCFORT: AVE.ETR, NYSE: AVE). Un projet d’offre a été déposé à Paris et le sera dans les prochains jours aux Etats-Unis et en Allemagne.

La réalisation de l’opération proposée par Sanofi-Synthélabo donnera naissance au N°1 de l’industrie pharmaceutique en Europe, N°3 au niveau mondial, avec des ventes consolidées pro forma 2002 représentant 25 milliards d’euros pour les activités stratégiques2, et disposant d’implantations directes fortes dans toutes les grandes régions du monde. Le siège social sera à Paris.

Le nouveau groupe sera doté d’un important portefeuille de médicaments en progression rapide, avec 9 produits représentant chacun plus de 500 millions d’euros de ventes annuelles en 20033. Il bénéficiera de positions importantes dans des domaines thérapeutiques à forte croissance tels que cardiovasculaire, thrombose, cancer, diabète, système nerveux central, urologie, médecine interne, vaccins humains.

Le groupe disposera du 3ème budget de R&D de l’industrie et d’un pipeline de près de 60 projets en phase avancée de développement clinique (II,III et « life cycle management »)4, pour nourrir la croissance à moyen et à long terme.

[1]	0,8333 action Sanofi-Synthélabo et 11,50€ en numéraire pour 1 action Aventis apportée à l’offre principale; 1,0294 action Sanofi-Synthélabo pour 1 action Aventis apportée à l’offre publique d’échange subsidiaire.

[2]	Définies comme la combinaison des activités de Sanofi-Synthélabo avec les activités pharmaceutiques et vaccins de Aventis, ainsi que les 50% de Aventis dans Merial et ses activités corporate.

[3]	Source : IMS, ventes sur les 12 mois précédant le 30 septembre 2003.

[4]	Source : communication Sanofi-Synthélabo, Aventis et analystes financiers.

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Les synergies attendues du rapprochement sont de 1,6 milliard d’euros par an avant impôt. Leur réalisation est prévue à hauteur de 10% en 2004, 60% en 2005 et 100% en 2006. Les coûts d’intégration et de restructuration associés sont estimés à environ 2 milliards d’euros.

L’offre est attractive pour les actionnaires d’Aventis, avec une prime de 15,2% sur la moyenne des cours du mois se terminant le 21 janvier 20045, ce qui valorise chaque action Aventis à 60,43 euros5.

L’opération est relutive sur le résultat net ajusté6 par action des activités stratégiques2 dès 2004.

L’offre a été approuvée à l’unanimité par le conseil d’administration de Sanofi-Synthélabo du 25 janvier 2004, et elle est pleinement soutenue par Total et L’Oréal, les deux actionnaires de référence de Sanofi-Synthélabo.

« Ce projet industriel majeur nous permettra de tirer partie d’une exceptionnelle complémentarité pour créer un leader avec une croissance forte, durable et profitable au service de la santé. » a déclaré M. Jean-François Dehecq, Président Directeur Général de Sanofi-Synthélabo.

« Notre ambition est

–	d’accélérer la croissance attendue du chiffre d’affaires par une politique adaptée aux produits et aux pays,
–	d’optimiser les grands lancements grâce à la combinaison des moyens marketing et commerciaux,
–	d’accélérer la productivité de la R&D en recentrant les ressources combinées sur les projets les plus prometteurs pour continuer d’apporter aux patients des médicaments innovants, et
–	d’améliorer la rentabilité grâce à la dynamique de croissance et à l’optimisation de l’organisation.»

«Le rapprochement entre Sanofi-Synthélabo et Aventis est une opération créatrice de valeur pour l’ensemble des actionnaires, que nous réussirons grâce à la mobilisation des salariés des deux groupes autour d’un projet porteur d’avenir. »

Les principales caractéristiques de l’offre sont les suivantes :

–	Offre principale mixte : 5 actions Sanofi-Synthélabo[7] et 69 euros en numéraire pour 6 actions Aventis[7],
–	OPE subsidiaire en actions Sanofi-Synthélabo : 35 actions Sanofi-Synthélabo[7] pour 34 actions Aventis[7]
–	OPA subsidiaire : 60,43 euros en numéraire pour chaque action Aventis[7]:
–	Les actionnaires d’Aventis sont libres de choisir l’une ou l’autre ou une combinaison des différentes offres. Toutefois, la taille des offres subsidiaires sera ajustée de sorte

[5]	Moyenne pondérée des cours de clôture pour le mois se terminant au 21 janvier 2004.

[6]	Indicateur défini à partir du résultat net en normes comptables françaises, en éliminant les impacts liés au traitement comptable de l’opération et les coûts d’intégration et de restructuration, nets d’impôt.

[7]	Coupon attaché

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que la proportion totale de l’offre, soit 81% en titres et 19% en numéraire, soit toujours respectée.

L’offre est soumise aux conditions suspensives de l’obtention de plus de 50% du capital et des droits de vote d’Aventis sur une base totalement diluée et à l’achèvement de la revue par les autorités américaines de la concurrence.

Une assemblée générale de Sanofi-Synthélabo sera convoquée en vue d’approuver l’émission des titres devant rémunérer les apports à l’offre.

Sanofi-Synthélabo estime que la clôture de l’offre devrait intervenir au cours du deuxième trimestre de l’année 2004.

Sanofi-Synthélabo est un groupe pharmaceutique international, fortement axé sur la Recherche et Développement employant 32 500 personnes dans plus de 100 pays. Le groupe a son siège social à Paris, et est côté à Paris (Euronext : SAN) et à New York (NYSE : SNY). Avec un chiffre d’affaires consolidé de 8 milliards d’euros en 2003, Sanofi-Synthélabo fait partie des 15 premiers groupes pharmaceutiques mondiaux. Doté d’un portefeuille de R&D de 55 molécules en développement, Sanofi-Synthélabo est spécialisé dans quatre domaines thérapeutiques : les maladies cardiovasculaires / la thrombose, le système nerveux central, la médecine interne et l’oncologie.

Aventis se consacre au traitement et à la prévention des maladies grâce à la découverte et au développement de médicaments de prescription et de vaccins innovants. En 2002, les activités stratégiques d’Aventis ont généré un chiffre d’affaires de 17,6 milliards d’euros. Aventis a investi 3,1 milliards d’euros en recherche et développement et compte environ 71 000 salariés. Le siège social d’Aventis est à Strasbourg, en France.

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Monsieur Jean-François Dehecq, Président Directeur Général de Sanofi-Synthélabo vous présentera l’offre et ses modalités , au cours d’une réunion d’information :

Lundi 26 janvier 2004 à 10h00, heure de Paris (GMT +1)
(9h00 heure de Londres — GMT)

Au Pavillon Ledoyen
1 avenue Dutuit
75008 PARIS
Salon Offenbach

(Métro Champs-Elysées Clémenceau)

La réunion se tiendra en français, avec une traduction simultanée en anglais

Cette réunion sera retransmise simultanément, avec possibilité de poser des questions, en visioconférence depuis Londres à l’adresse suivante :

Siège de Merrill Lynch
2, King Edward Street
London EC1A 1HQ

(à 9h00 heure de Londres — GMT)

Elle sera également accessible, mais sans possibilité de poser des questions, par les moyens suivants :

Ecoute téléphonique en français + 33 1 72 12 14 65
Ecoute téléphonique en anglais + 33 1 72 12 37 31

Retransmission en direct sur le site internet www.sanofi-synthelabo.com

Une copie des documents distribués lors de cette réunion sera disponible sur www.sanofi-synthelabo.com.

Une autre réunion d’information aura lieu à Londres à l’adresse suivante :

Siège de Merrill Lynch
2, King Edward Street
London EC1A 1HQ

(à 17h00 heure de Londres — GMT)

* * * * *

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Pour les besoins de l’acquisition envisagée d’Aventis, Sanofi-Synthélabo déposera un document d’offre américain (registration statement on Form F-4) auprès de la United States Securities and Exchange Commission (SEC), lequel comprendra un prospectus préliminaire et des documents relatifs à l’offre d’échange, afin d’enregistrer les actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) qui seront émises en échange des actions Aventis détenues par les porteurs situés aux Etats-Unis d’Amérique ou des ADS détenus par les porteurs où qu’ils soient situés, ainsi qu’un Statement on Schedule TO. Il est fortement recommandé aux actionnaires Aventis de lire le document d’offre américain (registration statement) et le prospectus préliminaire, les documents d’offre d’échange y afférents et la version finale du prospectus (lorsqu’il sera disponible), le Statement on Schedule TO, tout autre document approprié déposé auprès de la SEC, ainsi que les avenants et les compléments à ces documents contenant des informations importantes. Les investisseurs et les actionnaires d’Aventis peuvent obtenir sans frais des exemplaires du document d’offre américain (registration statement), du prospectus préliminaire et de sa version finale, d’autres documents relatifs à l’offre d’échange ainsi que le Statement on Schedule TO (lorsqu’il sera disponible) ainsi que d’autres documents appropriés déposés auprès de la SEC, sur le site web de la SEC (www.sec.gov). Ils recevront, au moment opportun, des informations sur la manière d’obtenir, sans frais, les documents relatifs à l’opération par Sanofi-Synthélabo ou par son mandataire dûment désigné.
Sanofi-Synthélabo publiera en Allemagne, au moment opportun, un prospectus d’offre conformément au droit allemand, qui sera le seul document applicable dans le cadre de l’offre publique faite par Sanofi-Synthélabo aux actionnaires d’Aventis résidant en Allemagne. Toute décision d’apporter des actions Aventis en échange d’actions Sanofi-Synthélabo dans le cadre de l’Offre Allemande devrait être prise exclusivement au regard des termes et des conditions de l’Offre Allemande, une fois ouverte, ainsi qu’au regard des informations contenues dans le prospectus d’offre qui sera publié en Allemagne.

Ce communiqué a été préparé à des fins d’information uniquement. Il ne constitue ni une offre d’achat ou d’échange, ni une sollicitation d’une offre pour l’acquisition ou l’échange d’actions Aventis ou une offre de vente ou d’échange, ni une sollicitation d’une offre pour l’acquisition ou l’échange d’actions Sanofi-Synthélabo. Il ne constitue pas plus une offre de vente ou d’échange de titres dans un pays (y compris les Etats-Unis d’Amérique, l’Allemagne, l’Italie et le Japon) dans lequel une telle offre, sollicitation, vente ou échange est illégal. Sa diffusion peut, dans certains pays, faire l’objet de restrictions légales ou réglementaires. Par conséquent, les personnes qui l’obtiendraient doivent s’informer sur l’existence de telles restrictions et s’y conformer. Une sollicitation d’une offre pour l’acquisition des actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) faite aux Etats-Unis d’Amérique ne pourra être effectuée que sur la base du prospectus et des documents d’offre y afférents que Sanofi-Synthélabo a l’intention d’adresser aux porteurs de titres Aventis. Les actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) ne peuvent être cédées et les offres d’achat ne peuvent être acceptées, aux Etats-Unis d’Amérique, avant que le document d’offre américain n’ait reçu son visa. Aucune offre de titres ne peut être effectuée aux Etats-Unis d’Amérique sans prospectus conforme aux conditions énumérées dans la Section 10 du United States Securities Act of 1933, tel que modifié. En France, les actionnaires d’Aventis sont priés de se reporter à la note d’information lorsqu’elle aura été publiée, après visa de l’Autorité des marchés financiers (AMF).

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Déclarations prospectives
Ce document contient des informations et des déclarations prospectives concernant Sanofi-Synthélabo, Aventis et leurs activités combinées à l’issue de l’opération envisagée. Ces déclarations ne constituent pas des faits historiques. Ces déclarations comprennent des projections financières et des estimations ainsi que les hypothèses sur lesquelles celles-ci reposent, des déclarations portant sur des projets, des objectifs et des attentes concernant des opérations, des produits et des services futurs ou les performances futures. Ces déclarations prospectives peuvent souvent être identifiées par les mots « s’attendre à », « anticiper », « croire », « planifier » ou « estimer », ainsi que par d’autres termes similaires. Bien que la direction de Sanofi-Synthélabo estime que ces déclarations prospectives sont raisonnables, les investisseurs et les porteurs de titres Aventis sont alertés sur le fait que ces déclarations prospectives sont soumises à de nombreux risques et incertitudes, difficilement prévisibles et généralement en dehors du contrôle de Sanofi-Synthélabo, qui peuvent impliquer que les résultats et développements attendus diffèrent significativement de ceux qui sont exprimés, induits ou prévus dans les informations et déclarations prospectives. Ces risques et incertitudes comprennent ceux qui sont développés ou identifiés dans les documents publics déposés par Sanofi-Synthélabo et Aventis auprès de l’AMF et de la SEC, y compris ceux énumérés sous la section « Facteurs de risque » du document de référence de Sanofi-Synthélabo et les sections « Cautionary Statement Concerning Forward-Looking Statements » et « Risk Factors » du prospectus préliminaire compris dans le document d’offre américain (registration statement on Form F-4) que Sanofi-Synthélabo déposera auprès de la SEC. Sanofi-Synthélabo ne prend aucun engagement de mettre à jour les informations et déclarations prospectives. Des exemplaires du document d’offre américain (registration statement), du prospectus préliminaire et de sa version finale (lorsqu’elle sera disponible) ainsi que d’autres documents publics déposés auprès de la SEC peuvent être obtenus sans frais de la manière décrite ci-dessus.

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ANNEXE

26 janvier 2004

COMMUNIQUE

OFFRE PUBLIQUE MIXTE

à titre principal, assortie à titre subsidiaire

d’une OFFRE PUBLIQUE D’ECHANGE

et d’une OFFRE PUBLIQUE D’ACHAT

dans la limite globale de 81% en actions Sanofi-Synthélabo

et de 19% en numéraire

visant les actions de la société

AVENTIS

à l’initiative de

SANOFI-SYNTHéLABO

présentée par

BNP Paribas	Merrill Lynch Capital Markets (France) SAS

Termes de l’Offre :

     Pour l’offre publique mixte à titre principal visant les actions Aventis: 5 actions Sanofi-Synthélabo à émettre et 69,00 euros pour 6 actions Aventis (coupon attaché)

Pour l’offre publique d’échange à titre subsidiaire visant les actions Aventis: 35 actions Sanofi-Synthélabo à émettre pour
34 actions Aventis (coupon attaché)

Pour l’offre publique d’achat à titre subsidiaire visant les actions Aventis: 60,43 euros pour une action Aventis (coupon attaché)

     Le présent communiqué relatif à la présente offre publique, dont le projet a fait l’objet d’un dépôt le 26 janvier 2004 auprès de l’Autorité des marchés financiers, est établi et diffusé conformément aux dispositions du règlement n° 2002-04 de la Commission des opérations de bourse et de l’instruction prise en application de celui-ci.

     Cette offre et la diffusion au public de la note d’information restent soumises à l’approbation de l’Autorité des marchés financiers.

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MOTIFS DE L’OPERATION

Le rapprochement entre Sanofi-Synthélabo et Aventis donnera naissance au premier groupe en Europe et à l’un des leaders mondiaux de l’industrie pharmaceutique. Sanofi-Synthélabo estime que la taille, les capacités de recherche et développement et les moyens financiers du nouveau groupe lui permettront de répondre aux besoins des patients partout dans le monde et de créer de la valeur pour ses actionnaires au delà de ce que Sanofi-Synthélabo et Aventis auraient pu faire séparément.

Le Conseil d’administration de Sanofi-Synthélabo a, dans sa décision, considéré les avantages stratégiques de l’opération, et en particulier :

•	la nouvelle dimension du groupe,

•	la complémentarité des forces de Sanofi-Synthélabo et d’Aventis, qui crée d’importantes opportunités aux États-Unis et sur les autres marchés en croissance rapide,

•	la qualité et la complémentarité des portefeuilles de produits,

•	les capacités de recherche et développement du nouveau groupe qui disposera d’un plus grand nombre de molécules en développement, et

•	l’opportunité de réaliser d’importantes économies de coûts ainsi que d’autres synergies.

Une dimension accrue

Sanofi-Synthélabo estime que la nouvelle dimension du groupe sera bénéfique et se traduira notamment par :

•	un meilleur positionnement sur les principaux marchés internationaux, en particulier aux Etats-Unis,

•	une solidité financière renforcée, et

•	une meilleure capacité à gérer les risques inhérents à la recherche et développement dans l’industrie pharmaceutique grâce à une plus grande diversification de son portefeuille de recherche[8].

•	Le tableau ci-dessous résume certaines données financières et opérationnelles clés du nouveau groupe sur une base pro forma.

[8]	Voir le document de référence de Sanofi-Synthélabo déposé auprés de la COB le 23 avril 2003 sous le numéro D03-0513 pour plus d’informations sur ces risques.

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Sanofi-
	Sanofi-		Synthélabo
	Synthélabo	Aventis[1]	+ Aventis

Ventes pharmaceutiques dans le monde pour 2003[2] Données (IMS)	6,9 milliards d’€	14,7 milliards d’€	21,6 milliards d’€
Classement mondial parmi les sociétés pharmaceutiques[2]	15ème	7ème	3ème
Ventes pharmaceutiques en Europe de l’Ouest pour 2003[2]	3,9 milliards d’€	5,9 milliards d’€	9,8milliards d’€
Classement parmi les sociétés pharmaceutiques en Europe de l’Ouest[2]	8ème	3ème	1er
Ventes en Amérique du Nord pour 2003[2]	1,8 milliards d’€	6,2 milliards d’€	8,0 milliards d’€
Classement parmi les sociétés pharmaceutiques en Amérique du Nord [2]	21ème	12ème	9ème
Forces de vente aux Etats-Unis[3]	2.049	4.560	6.609
Dépenses en recherche et développement pour 2002[4]	1,2 milliards d’€	3,1 milliards d’€	4,3 milliards d’€
Projets de recherche et développement à un stade avancé (Phases II, III et LCM5)	29	29	58
Nombre de salariés dans le monde au 31 décembre 2002	32.436	70.735	103.171

[1]	Activités stratégiques (activités pharmaceutiques, vaccins, participation de 50% dans la joint venture Merial avec Merck, activités « corporate »).

[2]	Sur la base des ventes pharmaceutiques des régions concernées au cours des douze mois précédant le 30 septembre 2003 (données IMS Health).

[3]	Scott Levin 1er trimestre 2003.

[4]	Données pro forma 2002 pour les activités stratégiques.

[5]	Gestion du cycle de vie (Life Cycle Management). Les données sur les projets de recherche et développement à un stade avancé d’Aventis sont basées sur les informations publiées par Aventis et sur des rapports de recherche d’analystes financiers.

La complémentarité des forces de Sanofi-Synthélabo et d’Aventis crée d’importantes opportunités pour le nouvel ensemble

Sanofi-Synthélabo considère que l’acquisition d’Aventis permettra à Sanofi-Synthélabo d’associer les atouts d’Aventis en matière de marketing, ventes et Life Cycle Management des produits, à sa propre expertise reconnue dans le domaine de la recherche et développement ainsi qu’à sa capacité démontrée à générer de la croissance sur tous les principaux marchés internationaux. En particulier, Sanofi-Synthélabo pourra utiliser l’importante force de vente d’Aventis aux Etats-Unis pour accélérer la croissance des produits déjà sur le marché et réussir les lancements des produits issus de la recherche combinée des deux groupes. Sanofi-Synthélabo estime également que la présence directe d’Aventis sur le marché japonais accélèrera encore la croissance des ventes à l’international.

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Des portefeuilles de produits complémentaires

Le nouveau groupe disposera :

•	d’un portefeuille important de médicaments à forte croissance, avec 9 produits générant chacun des ventes annuelles supérieures à 500 millions d’euros en 2003[9],

•	de produits majeurs dans cinq des sept domaines thérapeutiques les plus performants en termes de croissance[10] :

•	Thrombose / Cardiovasculaire : Plavix®, Aprovel® / Avapro®, Lovenox® et Delix® ;

•	Système nerveux central : Stilnox® / Ambien® ;

•	Oncologie : Taxotere® et Eloxatine® ;

•	Diabète : Lantus® et Amaryl® ; et

•	Urologie : Xatral® / Xatral OD® / UroXatral ®.

•	et d’une forte position dans le domaine des vaccins.

Une capacité de recherche et développement renforcée

Le nouveau groupe disposera :

•	de l’un des plus importants budgets de recherche et développement de l’industrie pharmaceutique, avec plus de 4 milliards d’euros sur une base pro forma pour l’année 2002,

•	de 58 produits en Phase II, Phase III ou phase de gestion de cycle de vie (life cycle management) dans des domaines thérapeutiques clés tels que cardiovasculaire/thrombose, système nerveux central, oncologie, diabète, médecine interne et vaccins ce qui, selon Sanofi-Synthélabo permettra une croissance à long terme soutenue des ventes du nouveau groupe,

•	de réelles opportunités d’amélioration de la productivité dans le domaine de la recherche et développement.

Economies sur les coûts et autres synergies

Sanofi-Synthélabo estime que le rapprochement de Sanofi-Synthélabo et d’Aventis devrait générer environ 1,6 milliard d’euros de synergies annuelles avant impôts (soit environ 6,4% du chiffre d’affaires pharmaceutique[11] combiné pro forma pour 2002, qui représente 25 milliards d’euros). Sanofi-Synthélabo estime que ces synergies proviendront principalement d’économies sur les frais généraux et de commercialisation, ainsi que de l’optimisation des dépenses de recherche et développement et de l’accélération de la croissance du chiffre d’affaires du nouveau groupe.

Sanofi-Synthélabo estime que les synergies devraient être réalisées à hauteur de 10% en 2004[12], 60% en 2005 et 100% en 2006. Sanofi-Synthélabo estime à environ 2 milliards

[9]	Selon les données IMS sur les douze mois précédant le 30 septembre 2003.

[10]	Sur la base de leurs taux de croissance annuelle moyens entre 1999 et 2002 selon les données publiées dans le rapport Global Analyser de l’IMS pour 2002.

[11]	Incluant l’activité vaccins d’Aventis, dont le chiffre d’affaires est d’environ 1,6 milliard d’euros.

[12]	En supposant que la prise de contrôle d’Aventis soit effective puisse étre effectuée d’ici au 30 juin 2004.

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d’euros avant impôts l’ensemble des coûts de restructuration non récurrents qui devront être engagés par le nouveau groupe au cours des deux premières années suivant la clôture des Offres pour réaliser ces synergies.

Sanofi-Synthélabo considère que les montants de ces synergies ainsi que les délais pour les réaliser sont raisonnables et est confiant dans sa capacité à les réaliser. Toutefois, les montants et la nature de ces synergies, de même que les délais de réalisation pourraient varier en fonction des informations complémentaires concernant Aventis qu’obtiendra Sanofi-Synthélabo et Sanofi-Synthélabo ne peut pas garantir qu’elles seront effectivement réalisées dans les délais envisagés ni pour les montants prévus.

Impact financier ; résultat net ajusté

Sanofi-Synthélabo estime qu’afin de faciliter la bonne compréhension par les investisseurs de la performance opérationnelle de la nouvelle entité, la société, après l’opération, devra également présenter la notion de « résultat net ajusté » des activités stratégiques de Sanofi-Synthélabo

Sanofi-Synthélabo définit la notion d’« activités stratégiques » comme la combinaison des activités de Sanofi-Synthélabo et des activités d’Aventis dans le domaine des médicaments et des vaccins humains, associées à la participation de 50% dans Merial, société dont l’activité s’exerce dans la santé animale, détenue en partenariat avec Merck & Co. et aux activités « corporate ». Le « résultat net ajusté » est défini comme le résultat net comptable (déterminé en application des normes comptables françaises et comprenant les résultats de Merial consolidés par la méthode de la mise en équivalence) corrigé des impacts significatifs de la comptabilisation de l’opération liés à la méthode dite de l’acquisition à la juste valeur et de certaines charges liées à l’opération.

Sanofi-Synthélabo estime que l’élimination de ces impacts du résultat permet de mieux rendre compte de la performance économique du nouveau groupe. Dans la présentation des comptes pro forma au 30 juin 2003 et au 31 décembre 2002, les impacts de la comptabilisation de l’opération sur le résultat net pro forma sont principalement dus au traitement de la différence entre la valeur comptable et la juste valeur :

•	passage en charge de la recherche et développement acquise,

•	constatation de l’augmentation du coût des ventes liée à l’écoulement des stocks réévalués en juste valeur,

•	amortissement portant sur la réévaluation des actifs incorporels d’Aventis

•	amortissement portant sur la réévaluation des autres actifs et passifs d’Aventis et amortissement de l’écart d’acquisition généré par l’opération.

Sanofi-Synthélabo prévoit également d’exclure du résultat net ajusté les coûts d’intégration et de restructuration dans la mesure où ils sont spécifiques à l’opération même s’ils seront supportés sur plusieurs exercices.

Lors de la réunion du conseil d’administration de Sanofi-Synthélabo du 25 janvier 2004, le projet d’Offre a été approuvé à l’unanimité et les représentants des deux principaux actionnaires, Total et L’Oréal, ont manifesté leur entier support à cette Offre.

Total et L’Oréal ont également indiqué à Sanofi-Synthélabo s’être concertés, en application du pacte d’actionnaires les liant, de manière satisfaisante sur le projet d’Offre.

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INTENTIONS DE SANOFI-SYNTHELABO

Organisation du nouveau groupe Sanofi-Synthélabo

Composition des organes sociaux

Dans l’hypothèse où l’Offre connaîtrait une suite positive, Sanofi-Synthélabo a l’intention de faire en sorte que la composition des organes sociaux d’Aventis soit modifiée afin de refléter le nouvel actionnariat de la société. Sanofi-Synthélabo a également l’intention de proposer aux actionnaires la transformation de leur société en société anonyme à conseil d’administration.

Réorganisations

De manière à favoriser la mise en oeuvre du projet industriel décrit ci-dessus, Sanofi-Synthélabo se réserve la possibilité de procéder à des réorganisations opérationnelles au sein du nouveau groupe. Sanofi-Synthélabo n’ayant eu accès qu’à des informations publiques sur Aventis, les modalités juridiques de ces réorganisations ne sont toutefois pas arrêtées à ce stade et ne le seront qu’après une étude approfondie du groupe Aventis. Le siège social du nouveau groupe sera situé à Paris avec des implantations majeures en Allemagne et aux Etats-Unis d’Amérique ainsi qu’une présence directe au Japon.

Sanofi-Synthélabo se réserve la possibilité de proposer à terme de procéder à une fusion avec Aventis.

En outre, Sanofi-Synthélabo prévoit de poursuivre la politique de désinvestissement entreprise par Aventis concernant ses activités non stratégiques.

Par ailleurs, Sanofi-Synthélabo a initié un processus de vente d’ARIXTRA® et de Fraxiparine® concomitamment au dépôt de l’Offre.

Enfin Sanofi-Synthélabo pourrait être amené, en vertu de la réglementation allemande applicable, à lancer une offre visant les actions de Hoechst AG qui ne seraient pas détenues directement ou indirectement par Aventis avant ou après la clôture de son Offre.

Orientations en matière d’emploi

Conformément à l’article L.432-1 du Code du travail un exemplaire de la note d’information relative à l’Offre sera transmis aux organes représentatifs du personnel d’Aventis.

Sanofi-Synthélabo se tiendra à la disposition des organes représentatifs du personnel d’Aventis qui souhaiteraient l’entendre dans le cadre de l’étude et de l’analyse de la présente Offre.

Sanofi-Synthélabo n’a pas eu accès aux informations nécessaires pour être en mesure d’indiquer de façon précise ses intentions en ce qui concerne les effectifs d’Aventis et n’a, notamment, pas eu accès à des informations autres que publiques concernant les réorganisations envisagées par Aventis.

Dans le cadre de la mise en oeuvre du projet industriel décrit ci-dessus Sanofi-Synthélabo pourra être amené à mettre en oeuvre des réorganisations dans les secteurs recherche, production, promotion et tertiaire et des rapprochements entre les entités existantes de Sanofi-Synthélabo et d’Aventis pays par pays.

Ces opérations seront mises en oeuvre après les phases d’information, de concertation et de consultation des instances représentatives du personnel des entités concernées. Sanofi-Synthélabo mettra en oeuvre les mesures d’accompagnement adaptées aux situations créées

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par les opérations de rapprochement en ayant toujours le souci du respect de tous les collaborateurs et de ne laisser personne seul face à une question d’emploi.

PRINCIPALES MODALITES DE L’OFFRE

L’offre publique consiste en une offre mixte à titre principal (l’«Offre Principale»), assortie, à titre subsidiaire, d’une offre publique d’échange et d’une offre publique d’achat (les «Offres Subsidiaires») (l’Offre Principale et les Offres Subsidiaires étant ci-après désignées ensemble l’«Offre»). L’Offre consistera en la remise de nouvelles actions Sanofi-Synthélabo à hauteur de 81 % et de numéraire à hauteur de 19%. Les principales caractéristiques de l’Offre sont les suivantes :

Offre Principale : Sanofi-Synthélabo offre aux actionnaires d’Aventis d’échanger leurs actions à raison de 5 actions Sanofi-Synthélabo à émettre et 69,00 euros en numéraire pour 6 actions Aventis (coupon attaché).

La valeur implicite de l’Offre, sur la base de la moyenne 1 mois des cours de clôture de l’action Sanofi-Synthélabo pondérée par les volumes sur le Premier Marché d’Euronext Paris S.A. arrêtée au 21 janvier 2004 (soit le dernier jour de bourse avant rumeurs, cf paragraphe ci-après), est égale à 60,43 euros par action Aventis, se traduisant par une prime de 15,2 % par rapport à la moyenne 1 mois des cours de clôture de l’action Aventis pondérée par les volumes arrêtée au 21 janvier 2004.

Offres Subsidiaires : Afin de mieux répondre aux attentes des actionnaires d’Aventis qui souhaiteraient bénéficier d’une proportion différente d’actions Sanofi-Synthélabo et de numéraire, sans toutefois altérer la proportion globale de 81 % en actions Sanofi-Synthélabo et 19% en numéraire (sous réserve de l’Ajustement, tel que défini ci-dessous), l’Offre Principale est assortie, à titre subsidiaire, d’une offre publique d’échange et d’une offre publique d’achat :

•	Offre publique d’échange à titre subsidiaire (l’ « OPE Subsidiaire ») : dans la limite définie ci-dessous, Sanofi-Synthélabo offre aux actionnaires d’Aventis d’échanger leurs actions selon une parité de 35 actions Sanofi-Synthélabo à émettre pour 34 actions Aventis (coupon attaché).

•	Offre publique d’achat à titre subsidiaire (l’ « OPA Subsidiaire ») : dans la limite définie ci-dessous, Sanofi-Synthélabo offre aux actionnaires d’Aventis d’acquérir leurs actions au prix de 60,43 euros par action Aventis (coupon attaché).

Les actionnaires d’Aventis pourront apporter leurs actions Aventis (coupon attaché) soit à l’Offre Principale, soit à l’une, à l’autre ou aux deux Offres Subsidiaires, soit en combinant l’Offre Principale et les Offres Subsidiaires.

La valeur implicite de l’OPE Subsidiaire, sur la base de la moyenne 1 mois des cours de clôture de l’action Sanofi-Synthélabo pondérée par les volumes, sur le Premier Marché d’Euronext Paris S.A. arrêtée au 21 janvier 2004 (soit le dernier jour de bourse avant rumeurs), est égale à 60,45 euros par action Aventis.

Rumeurs sur le rapprochement entre Sanofi-Synthélabo et Aventis

Le 16 janvier 2004 le marché des titres Sanofi-Synthélabo et Aventis a connu des mouvements importants alimentés par des rumeurs de rapprochement entre les deux sociétés. Ces mouvements les ont conduites chacune à publier un communiqué à la

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demande expresse de l’AMF dans lesquels Sanofi-Synthélabo a indiqué qu’il n’avait aucune négociation en cours et Aventis qu’il n’était engagé dans aucune discussion.

Le 22 et le 23 janvier 2004, les cours et les volumes de Sanofi-Synthélabo et Aventis ont été à nouveau très fortement influencés par des rumeurs et des articles de presse faisant état d’un possible rapprochement entre les deux sociétés, présenté comme une fusion concertée, ou comme une opération non préalablement négociée.

Les journées de cotation qui ont suivi le mercredi 21 janvier 2004 ont été impactées par des rumeurs de marché et des mouvements anormaux de manière continue et successive. Pour ces raisons, Sanofi-Synthélabo a décidé de retenir la moyenne 1 mois des cours de clôture pondérée par les volumes arrêtée au 21 janvier 2004 comme référence pour la détermination des termes de l’Offre.

Caractéristiques des actions Sanofi-Synthélabo remises à l’échange

Les actions Sanofi-Synthélabo devant être remises en échange des actions Aventis apportées dans le cadre des Offres seront entièrement assimilées aux actions anciennes et donneront droit au dividende qui sera distribué au titre de l’exercice clos le 31 décembre 2003.

L’admission au Premier Marché d’Euronext Paris S.A. des actions Sanofi-Synthélabo devant être émises dans le cadre de l’opération sera demandée aux services d’Euronext Paris S.A. sous la seule condition du succès de l’Offre et Sanofi-Synthélabo souhaite que cette admission ait lieu à la date de règlement-livraison de l’Offre. Les actions Sanofi-Synthélabo à émettre feront également l’objet d’une demande d’admission au New York Stock Exchange sous forme d’ADS.

Voir à la section VIII, l’Ajustement, le mécanisme de réduction et le traitement des rompus.

Offre Américaine et Offre Allemande

Parallèlement à l’Offre, des offres distinctes, à des conditions substantiellement identiques à celles de l’Offre, seront faites aux Etats-Unis d’Amérique (l’ « Offre Américaine ») et en Allemagne (l’ « Offre Allemande ») (l’Offre, l’Offre Américaine et l’Offre Allemande étant ensemble désignées, les « Offres »). L’Offre Américaine porte sur les American Depositary Shares d’Aventis, quel que soit le lieu de résidence de leur titulaire, ainsi que sur les actions détenues par des titulaires U.S. Persons. L’Offre Allemande porte sur les actions Aventis détenues par des personnes résidant en Allemagne. Ces offres seront déposées respectivement auprès de la Bundesanstalt für Finanzdienstleistungsaufsicht et de la Securities and Exchange Commission dans les jours qui suivent le dépôt de l’Offre en France.

Titres visés par l’Offre

L’Offre porte sur la totalité des actions Aventis, à savoir :

•	la totalité des actions émises au 26 janvier 2004, soit 801.960.287[13] dont, à la connaissance de Sanofi-Synthélabo, 21.949.100 [14] sont auto-détenues (directement ou indirectement),

[13]	Source : Avis Euronext n° 2004-0052 en date du 7 janvier 2004.

[14]	Source : Communiqué des résultats au 30 septembre 2003 et Information et Décision CMF n° 203C1850 du 10 novembre 2003.

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•	la totalité des actions qui pourraient être émises du fait de l’exercice des options de souscription d’actions Aventis existantes au 26 janvier 2004 et apportées à l’Offre avant sa clôture, soit un maximum de 56.017.776[15] actions,

•	la totalité des actions qui pourraient être émises du fait de l’exercice des bons de souscription d’actions Aventis existants au 26 janvier 2004[16] et apportées à l’Offre avant sa clôture.

Les bons de souscription d’actions, qui ont été émis par Aventis en 2002 et 2003, dont Sanofi-Synthélabo n’a pas été en mesure de connaître le nombre et les conditions d’exercice, et qui ne sont pas cotés, ne peuvent en l’état être visés par l’Offre du fait des difficultés liées à leur valorisation. En revanche, l’Offre porte sur les actions qui pourraient être émises du fait de l’exercice de ces bons.

Les actions Sanofi-Synthélabo sont admises aux négociations sur le Premier Marché d’Euronext Paris S.A. et au New York Stock Exchange sous les codes respectifs «FR0000120572» et «SNY». L’admission au Premier Marché d’Euronext Paris S.A. et au New York Stock Exchange (sous forme d’ADS) des actions Sanofi-Synthélabo devant être émises dans le cadre des Offres sera demandée.

Sanofi-Synthélabo ne détient, à ce jour, directement ou indirectement, aucun titre de capital ou donnant accès au capital d’Aventis.

Conditions de l’Offre

•	Seuil de réussite de l’Offre

Il ne sera pas donné suite à l’Offre dans l’hypothèse où la somme des actions Aventis apportées aux Offres ne représente pas un nombre d’actions au moins égal au nombre d’actions correspondant à 50% du capital et des droits de vote d’Aventis majoré d’une action sur une base totalement diluée (la « Condition de Seuil »).

Pour les besoins du calcul de ce seuil, il sera tenu compte :

(a)	au numérateur, de toutes les actions Aventis (y compris les actions Aventis représentées par des ADS), valablement apportées à l’Offre, à l’Offre Américaine et à l’Offre Allemande au jour de la clôture de ces offres, et

(b)	au dénominateur, de (i) toutes les actions Aventis existantes à la date de clôture (y compris toutes les actions Aventis représentées par des ADS et toutes les actions auto-détenues par Aventis) et de (ii) toutes les actions susceptibles d’être créées à la suite de l’exercice d’options de souscription d’actions ou des bons de souscription d’actions (exerçables ou non jusqu’à la clôture de l’Offre).

•	Obtention de l’autorisation de la Federal Trade Commission (“FTC”) qui sera matérialisée par l’expiration de la période d’attente initiale

L’Offre est soumise, conformément à la faculté offerte par l’article 5-1-3-3 du Règlement Général du Conseil des marchés financiers, à la condition suspensive de l’obtention de l’autorisation de la FTC. L’Offre deviendrait caduque si l’opération projetée devait faire l’objet aux Etats-Unis d’Amérique de l’engagement d’une demande d’informations

[15]	Source : Rapport annuel 2002 de Aventis et Avis Euronext n°2003-40 du 7 janvier 2003 et 2004-0052 du 7 janvier 2004 et Form S-8 déposé auprès de la SEC le 21 janvier 2004.

[16]	Source : Document de référence Aventis déposé auprès de la Commission des opérations de bourse le 7 mars 2003 et Notes d’opération Aventis ayant reçu le visa 03-704 en date du 24 juillet 2003 et 02-686 en date du 6 juin 2002.

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complémentaires (second request) pendant la période d’attente initiale (initial waiting period) par la FTC.

•	Assemblée générale extraordinaire des actionnaires de Sanofi-Synthélabo

Le Conseil d’administration de Sanofi-Synthélabo en date du 25 janvier 2004 a décidé de convoquer une assemblée générale extraordinaire des actionnaires de Sanofi-Synthélabo à l’effet de lui proposer les résolutions nécessaires à l’émission des actions Sanofi-Synthélabo destinées à être remises en échange aux actionnaires d’Aventis ayant apporté leurs actions aux Offres.

L’Offre est faite sous la condition que cette assemblée approuve lesdites résolutions sur première ou deuxième convocation. Dans le cas contraire, il ne sera pas donné suite à l’Offre.

OFFRE PUBLIQUE DE RETRAIT ET RETRAIT OBLIGATOIRE

Sanofi-Synthélabo se réserve le droit, s’il venait à détenir, directement ou indirectement, au moins 95 % des droits de vote d’Aventis, de procéder à une offre publique de retrait, suivie le cas échéant s’il venait à détenir, directement ou indirectement, au moins 95 % du capital et des droits de vote d’Aventis d’un retrait obligatoire sur les actions Aventis qui ne seront pas détenues par Sanofi-Synthélabo. Dans l’hypothèse d’une offre publique de retrait suivie d’un retrait obligatoire, la décision de l’AMF autorisant le retrait obligatoire entraînera automatiquement la radiation des actions Aventis des négociations du Premier Marché d’Euronext Paris S.A.

Sanofi-Synthélabo se réserve également la faculté de demander la radiation des actions Aventis des négociations du Premier Marché d’Euronext Paris S.A. si il y est autorisé et si celle-ci n’est pas obtenue directement par le biais d’une offre publique de retrait suivie d’un retrait obligatoire. Euronext Paris S.A. ne pourra accepter cette demande que si à l’issue de l’Offre la liquidité du titre était fortement réduite de telle sorte que la radiation de la cote soit de l’intérêt du marché et sous réserve du droit d’opposition de l’AMF.

FINANCEMENT DE L’OFFRE

Le montant en numéraire (hors commissions et frais annexes) devant être versé aux actionnaires d’Aventis aux termes des Offres s’élèvera, si toutes les actions Aventis existantes à ce jour (hors autocontrôle et autodétention), sur une base diluée prenant en compte toutes les options dans la monnaie qui sont exerçables à la date de clôture prévue, sont apportées aux Offres, à environ 9,168 milliards d’euros. Ce montant est susceptible de varier si moins de 100% des actions Aventis sont apportées aux Offres et en fonction du nombre total d’actions Aventis qui existeront à la clôture des Offres.

En outre, dans le cadre de cette opération, le 25 janvier 2004 Sanofi-Synthélabo a signé une convention aux termes de laquelle elle bénéficie d’une ligne de crédit d’un montant maximum de 12 milliards d’euros qui sera principalement utilisée aux fins de financer la partie en numéraire des Offres et de refinancer certaines dettes d’Aventis et de ses filiales. La syndication de cette ligne de crédit est intégralement garantie, sous réserve de certaines conditions, par BNP Paribas et une entité du groupe Merrill Lynch.

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ACCORDS POUVANT AVOIR UNE INCIDENCE SUR L’OFFRE

Sanofi-Synthélabo n’a connaissance ou n’est partie à aucun accord susceptible d’avoir une incidence significative sur l’appréciation de l’Offre ou sur son issue.

PRINCIPAUX ELEMENTS D’APPRECIATION DE L’OFFRE

Le prix et la parité offerts dans le cadre de l’Offre Principale, de l’OPA Subsidiaire et de l’OPE Subsidiaire s’apprécient au regard d’une approche multicritères reposant sur des méthodes d’évaluation usuelles.

Les méthodes de valorisation retenues pour l’analyse multicritère reposent sur des éléments d’appréciation usuels pour les sociétés du secteur pharmaceutique, à savoir : cours de bourse, multiples boursiers d’un échantillon de sociétés comparables, primes payées lors d’opérations précédentes dans l’industrie pharmaceutique, bénéfice net par action et dividende par action.

Les agrégats financiers retenus pour analyser les termes financiers de l’Offre sont issus des états financiers consolidés de Sanofi-Synthélabo et d’Aventis pour les exercices clos les 31 décembre 2000, 2001 et 2002.

Eléments d’appréciation de l’Offre Principale

Pour 6 actions Aventis apportées à l’Offre Principale, il sera remis 5 actions Sanofi-Synthélabo et 69,00 euros en numéraire (soit 0,8333 action Sanofi-Synthélabo et 11,50 euros pour chaque action Aventis).

Sur la base de la moyenne 1 mois du cours de clôture de Sanofi-Synthélabo pondérée par les volumes, arrêtée le 21 janvier 2004, soit le dernier jour de bourse avant rumeurs, qui s’élève à 58,72 euros:

•	la valeur implicite des actions Aventis ressortant de l’Offre Principale s’établit à 60,43 euros ((5 x 58,72 euros + 69,00 euros)/ 6) et est donc cohérente avec le prix de l’OPA Subsidiaire, soit 60,43 euros par action Aventis.

•	la parité implicite de l’Offre Principale s’établit à 1,0292 ((5 x 58,72 euros + 69,00 euros)/ (6 x 58,72)) euros et est donc en ligne avec la parité de l’OPE Subsidiaire soit 35 actions Sanofi-Synthélabo pour 34 actions Aventis (soit 1,0294 actions Sanofi-Synthélabo pour chaque action Aventis).

Les termes de l’Offre Principale ont donc été analysés sur la base des éléments d’appréciation de l’OPA Subsidiaire et de l’OPE Subsidiaire présentés ci-après qui sont issus des données publiées relatives aux sociétés concernées.

Par ailleurs, les valeurs implicites de l’Offre Principale et les primes appréciées sur la base des cours de bourse historiques de Sanofi-Synthélabo et Aventis s’établissent aux niveaux suivants :

	Cours de bourse
	Sanofi-	Cours de bourse
	Synthélabo (€)	Aventis (€)	Contre valeur (€)	Prime

Le 21 janvier 2004	60,00	53,80	61,50	14,3%
Moyenne 1 mois(1)	58,72	52,46	60,43	15,2%
Moyenne 2 mois(1)	57,59	50,90	59,49	16,9%

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	Cours de bourse
	Sanofi-	Cours de bourse
	Synthélabo (€)	Aventis (€)	Contre valeur (€)	Prime

Moyenne 3 mois(1)	56,46	49,44	58,55	18,4%
Moyenne 6 mois(1)	53,99	47,72	56,49	18,4%
Moyenne 9 mois(1)	53,70	47,41	56,25	18,6%
Moyenne 12 mois(1)	52,16	46,08	54,97	19,3%
Plus haut 12 mois(1)	60,40	54,75	61,83	12,9%
Plus bas 12 mois(1)	41,75	38,06	46,29	21,6%

(1)	Jusqu’au 21 janvier 2004, dernier jour de bourse avant rumeurs — Moyennes des cours de clôture pondérées par les volumes quotidiens (source Datastream)

Résumé des éléments d’appréciation des termes de l’OPA Subsidiaire et de l’OPE Subsidiaire

Le tableau ci-dessous récapitule les résultats obtenus par l’analyse multicritères pour un prix offert de 60,43 euros dans le cadre de l’OPA Subsidiaire et d’une parité d’échange proposée de 35 actions Sanofi-Synthélabo pour 34 actions Aventis dans le cadre de l’OPE Subsidiaire.

	Prime

	OPA	OPE

Cours de bourse
Le 21 janvier 2004	12,3%	14,8%
Moyenne 1 mois (1)	15,2%	15,2%
Moyenne 2 mois (1)	18,7%	16,5%
Moyenne 3 mois (1)	22,2%	17,6%
Moyenne 6 mois (1)	26,6%	16,5%
Moyenne 9 mois (1)	27,5%	16,6%
Moyenne 12 mois (1)	31,1%	16,5%
Plus haut 12 mois (1)	10,4%	13,6%
Plus bas 12 mois (1)	58,8%	12,9%
Sociétés cotées comparables
Multiple moyen de résultat net 2002 (2)	(4,5)%	ns
Multiple médian de résultat net 2002 (2)	(10,0)%	ns
Opérations précédentes (3)
Prime de l’Offre moins prime (moyenne ou médiane) transactions précédentes :
Veille de l’annonce (prime moyenne)	(2,5)%	(0,1)%
Veille de l’annonce (prime médiane)	6,6%	9,1%
Moyenne 1 mois	(0,4)%	(0,4)%
Médiane 1 mois	2,3%	2,3%
Moyenne 3 mois	7,0%	2,3%

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	Prime

	OPA	OPE

Médiane 3 mois	10,8%	6,1%
Moyenne 12 mois	14,1%	(0,5)%
Médiane 12 mois	24,3%	9,7%
BNPA (4)
2000	ns	(17,7)%
2001	ns	(31,9)%
2002	ns	(17,5)%
DPA
2000	ns	(9,4)%
2001	ns	17,1%
2002	ns	23,5%

(1)	Au 21 janvier 2004, dernier jour de bourse avant rumeurs.

(2)	Avant amortissements des survaleurs et éléments exceptionnels. Les éléments exceptionnels incluent notamment les plus ou moins values sur cessions d’actifs, les charges liées aux tests de valeurs (impairment charges) ainsi que les autres produits et charges non récurrents tels que communiqués par les sociétés.

(3)	Calculé comme la différence entre (i) la prime sur les cours historiques d’Aventis induite par les termes de l’Offre et (ii) la prime moyenne ou médiane (selon les cas) offerte dans le cadre des opérations précédentes sélectionnées sur les cours de bourse historiques des sociétés cibles sur les périodes correspondantes.

(4)	Sur une base non diluée.

AUTRES ELEMENTS SIGNIFICATIFS

Ajustement des termes de l’Offre en cas de versement d’un dividende par Aventis, payé avant le règlement livraison de l’Offre de Sanofi-Synthélabo.

Dès lors que l’offre est faite coupon de dividende d’Aventis attaché, si Aventis décidait la mise en paiement d’un dividende, y compris d’un acompte sur dividende, sous quelque forme que ce soit, en numéraire ou en actions, et que ce dividende était payé aux actionnaires d’Aventis avant le règlement-livraison de l’Offre, les termes de l’Offre seraient ajustés comme suit (l’«Ajustement») :

•	Offre Principale : le montant en numéraire de 11,50 euros par action de l’Offre Principale sera réduit du montant net du dividende par action payé par Aventis, étant précisé que le montant net du dividende par action s’entend hors avoir fiscal ou remboursement du précompte et avant toute application de retenue à la source ;

•	OPE Subsidiaire : pour chaque action Aventis apportée à l’OPE Subsidiaire il sera remis un nombre d’actions Sanofi-Synthélabo égal au rapport existant entre 60,45[17]euros diminué d’une somme égale au montant net du dividende par action payé par Aventis et la moyenne 1 mois des cours de clôture de l’action Sanofi-Synthélabo pondérée par les volumes arrêtée au 21 janvier 2004, soit 58,72 euros ;

[17]	Valeur implicite de l’OPE Subsidiaire sur la base de la moyenne 1 mois des cours de clôture de l’action Sanofi-Synthélabo pondérée par les volumes arrêtée au 21 janvier 2004 (soit le dernier jour avant rumeurs).

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•	OPA Subsidiaire : le prix d’offre de 60,43 euros de l’OPA Subsidiaire sera réduit d’une somme égale au montant net du dividende par action payé par Aventis.

Au cas où Aventis ouvrirait à ses actionnaires l’option pour le paiement du dividende en actions, l’ajustement des termes de l’Offre décrit ci-dessus sera effectué en retenant comme référence le montant du dividende net par action en numéraire.

Le rapport existant entre la part de l’Offre rémunérée en actions Sanofi-Synthélabo (initialement 81%) et la part rémunérée en numéraire (initialement 19%) se trouvera modifié en conséquence. La nouvelle proportion sera égale au rapport existant entre la valeur implicite de la partie titres de l’Offre Principale, calculée sur la base de la moyenne des cours de clôture de l’action Sanofi-Synthélabo pondérée par les volumes sur le Premier Marché d’Euronext Paris S.A. arrêtée au 21 janvier 2004 (soit 58,72 euros), et la part de numéraire de l’Offre Principale ajustée du dividende ou de l’acompte payé. Le mécanisme de réduction des Offres Subsidiaires décrit ci-dessous sera effectué selon le rapport ainsi ajusté.

Mécanisme de réduction des Offres Subsidiaires

Au cas où le nombre d’actions Aventis apportées à l’OPE Subsidiaire ne serait pas égal à 4,255 (soit environ 81 % divisé par 19%, le « Ratio ») (sous réserve de l’Ajustement pouvant entraîner une modification du Ratio comme expliqué ci-dessus) fois le nombre d’actions Aventis apportées à l’OPA Subsidiaire, un mécanisme de réduction sera mis en place dans les conditions suivantes :

•	Si, au titre des Offres Subsidiaires, le nombre d’actions Aventis apportées à l’OPE Subsidiaire rapporté au nombre d’actions Aventis apportées à l’OPA Subsidiaire est supérieur au Ratio, les actions Aventis apportées à l’OPA Subsidiaire seront servies intégralement et le nombre d’actions Aventis apportées à l’OPE Subsidiaire sera réduit de telle manière que le Ratio soit respecté. La réduction se fera proportionnellement au nombre d’actions Aventis apportées à l’OPE Subsidiaire par chaque actionnaire. Aux fins des stipulations qui précèdent, le nombre d’actions apportées à l’OPE Subsidiaire sera arrondi, le cas échéant, au nombre entier inférieur. Les actions qui ne pourront pas être apportées à l’OPE Subsidiaire en raison de la réduction proportionnelle susvisée seront réputées avoir été apportées à l’Offre Principale.

•	Si, au titre des Offres Subsidiaires, le nombre d’actions Aventis apportées à l’OPE Subsidiaire rapporté au nombre d’actions Aventis apportées à l’OPA Subsidiaire est inférieur au Ratio, les actions Aventis apportées à l’OPE Subsidiaire seront servies intégralement et le nombre d’actions Aventis apportées à l’OPA Subsidiaire sera réduit de telle manière que le Ratio soit respecté. La réduction se fera proportionnellement au nombre d’actions Aventis apportées à l’OPA Subsidiaire par chaque actionnaire. Aux fins des stipulations qui précèdent, le nombre d’actions apportées à l’OPA Subsidiaire sera arrondi, le cas échéant, au nombre entier inférieur. Les actions qui ne pourront pas être apportées à l’OPA Subsidiaire en raison de la réduction proportionnelle susvisée seront réputées avoir été apportées à l’Offre Principale.

Traitement des rompus de l’Offre

Aucune fraction d’action ne peut être émise par Sanofi-Synthélabo. En contrepartie de la fraction d’action Sanofi-Synthélabo formant rompu, l’actionnaire d’Aventis recevra un montant en numéraire égal à cette fraction d’action Sanofi-Synthélabo multiplié par le prix moyen par action Sanofi-Synthélabo, net de frais, résultant de la cession sur le Premier Marché d’Euronext Paris S.A., de l’ensemble des actions Sanofi-Synthélabo formant rompu.

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PERSONNES EN CHARGE DES RELATIONS AVEC LES INVESTISSEURS

Direction des Relations Investisseurs

Philippe Goupit	Directeur des Relations Investisseurs
Arnaud Delépine	Relations Investisseurs Europe
Sanjay Gupta	Relations Investisseurs US

Contacts :

E-mail : investor-relations@sanofi-synthelabo.com

Europe	Etats-Unis
Tél. : 01 53 77 45 45	Tél. : 00 1 212 551 4293
Fax : 01 53 77 42 96	Fax : 00 1 212 551 4992

REUNION D’INFORMATION

Une réunion d’information a eu lieu le 26 janvier 2004 à 10h00 heures à Paris, au Pavillon Ledoyen, 1, avenue Dutuit, 75008 Paris.

Vous pourrez obtenir une copie des documents distribués lors de cette réunion sur www.sanofi-synthelabo.com.

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CE COMMUNIQUE NE DOIT PAS ETRE DIFFUSE AUX ETATS-UNIS D’AMERIQUE OU EN ALLEMAGNE

Pour les besoins de l’acquisition envisagée d’Aventis, Sanofi-Synthélabo déposera un document d’offre américain (registration statement on Form F-4) auprès de la United States Securities and Exchange Commission (SEC), lequel comprendra un prospectus préliminaire et des documents relatifs à l’offre d’échange, afin d’enregistrer les actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) qui seront émises en échange des actions Aventis détenues par les porteurs situés aux Etats-Unis d’Amérique ou des ADS détenus par les porteurs où qu’ils soient situés, ainsi qu’un Statement on Schedule TO. Il est fortement recommandé aux actionnaires Aventis de lire le document d’offre américain (registration statement) et le prospectus préliminaire, les documents d’offre d’échange y afférents et la version finale du prospectus (lorsqu’il sera disponible), le Statement on Schedule TO, tout autre document approprié déposé auprès de la SEC, ainsi que les avenants et les compléments à ces documents contenant des informations importantes. Les investisseurs et les actionnaires d’Aventis peuvent obtenir sans frais des exemplaires du document d’offre américain (registration statement), du prospectus préliminaire et de sa version finale, d’autres documents relatifs à l’offre d’échange ainsi que le Statement on Schedule TO (lorsqu’il sera disponible) ainsi que d’autres documents appropriés déposés auprès de la SEC, sur le site web de la SEC (www.sec.gov). Ils recevront, au moment opportun, des informations sur la manière d’obtenir, sans frais, les documents relatifs à l’opération par Sanofi-Synthélabo ou par son mandataire dûment désigné.

Sanofi-Synthélabo publiera en Allemagne, au moment opportun, un prospectus d’offre conformément au droit allemand, qui sera le seul document applicable dans le cadre de l’offre publique faite par Sanofi-Synthélabo aux actionnaires d’Aventis résidant en Allemagne. Toute décision d’apporter des actions Aventis en échange d’actions Sanofi-Synthélabo dans le cadre de l’Offre Allemande devrait être prise exclusivement au regard des termes et des conditions de l’Offre Allemande, une fois ouverte, ainsi qu’au regard des informations contenues dans le prospectus d’offre qui sera publié en Allemagne.

Ce communiqué a été préparé à des fins d’information uniquement. Il ne constitue ni une offre d’achat ou d’échange, ni une sollicitation d’une offre pour l’acquisition ou l’échange d’actions Aventis ou une offre de vente ou d’échange, ni une sollicitation d’une offre pour l’acquisition ou l’échange d’actions Sanofi-Synthélabo. Il ne constitue pas plus une offre de vente ou d’échange de titres dans un pays (y compris les Etats-Unis d’Amérique, l’Allemagne, l’Italie et le Japon) dans lequel une telle offre, sollicitation, vente ou échange est illégal. Sa diffusion peut, dans certains pays, fairel’objet de restrictions légales ou réglementaires. Par conséquent, les personnes qui l’obtiendraient doivent s’informer sur l’existence de telles restrictions et s’y conformer. Une sollicitation d’une offre pour l’acquisition des actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) faite aux Etats-Unis d’Amérique ne pourra être effectuée que sur la base du prospectus et des documents d’offre y afférents que Sanofi-Synthélabo a l’intention d’adresser aux porteurs de titres Aventis. Les actions Sanofi-Synthélabo (y compris celles représentées par des ADS Sanofi-Synthélabo) ne peuvent être cédées et les offres d’achat ne peuvent être acceptées, aux Etats-Unis d’Amérique, avant que le document d’offre américain n’ait reçu son visa. Aucune offre de titres ne peut être effectuée aux Etats-Unis d’Amérique sans prospectus conforme aux conditions énumérées dans la Section 10 du United States Securities Act of 1933, tel que modifié. En France, les actionnaires d’Aventis sont priés de se reporter à la note d’information lorsqu’elle aura été publiée, après visa de l’Autorité des marchés financiers (AMF).

Déclarations prospectives

Ce document contient des informations et des déclarations prospectives concernant Sanofi-Synthélabo, Aventis et leurs activités combinées à l’issue de l’opération envisagée. Ces déclarations ne constituent pas des faits historiques. Ces déclarations comprennent des projections financières et des estimations ainsi que les hypothèses sur lesquelles celles-ci reposent, des déclarations portant sur des projets, des

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objectifs et des attentes concernant des opérations, des produits et des services futurs ou les performances futures. Ces déclarations prospectives peuvent souvent être identifiées par les mots « s’attendre à », « anticiper », « croire », « planifier » ou « estimer », ainsi que par d’autres termes similaires. Bien que la direction de Sanofi-Synthélabo estime que ces déclarations prospectives sont raisonnables, les investisseurs et les porteurs de titres Aventis sont alertés sur le fait que ces déclarations prospectives sont soumises à de nombreux risques et incertitudes, difficilement prévisibles et généralement en dehors du contrôle de Sanofi-Synthélabo, qui peuvent impliquer que les résultats et développements attendus diffèrent significativement de ceux qui sont exprimés, induits ou prévus dans les informations et déclarations prospectives. Ces risques et incertitudes comprennent ceux qui sont développés ou identifiés dans les documents publics déposés par Sanofi-Synthélabo et Aventis auprès de l’AMF et de la SEC, y compris ceux énumérés sous la section « Facteurs de risque » du document de référence de Sanofi-Synthélabo et les sections « Cautionary Statement Concerning Forward-Looking Statements » et « Risk Factors » du prospectus préliminaire compris dans le document d’offre américain (registration statement on Form F-4) que Sanofi-Synthélabo déposera auprès de la SEC. Sanofi-Synthélabo ne prend aucun engagement de mettre à jour les informations et déclarations prospectives. Des exemplaires du document d’offre américain (registration statement), du prospectus préliminaire et de sa version finale (lorsqu’elle sera disponible) ainsi que d’autres documents publics déposés auprès de la SEC peuvent être obtenus sans frais de la manière décrite ci-dessus.

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